FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
December 30, 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

Please be advised that WBD Foods Board of Directors meeting as of Dec 11 2002 passed the following resolutions:

1. For the purposes of fulfilling the formal requirements of the Federal Law “On Joint Stock Companies” in regard to conclusion of transactions in whose completion there is a potential interest, and in view of the absence of an actual conflict of interests, be it resolved that the following transactions be approved:

1.1.      ISSA Experimental Association OOO  will transfer to WBD FOODS OJSC all rights to below-mentioned trademarks and trademark applications in relations to all goods and services specified in the applications in the following countries: label of fruit drink «Chudo-yagoda» (cranberry) — in Canada, USA, Ukraine, Israel; label fruit drink «Wonder Berry» (cranberry and raspberry) — in Canada, USA, Ukraine, Germany, Denmark, UK, Sweden, France and Norway; label of fruit drink «Wonder Berry» (red currant and cherry) — in Canada, USA, Ukraine, Germany, Denmark, UK, Sweden, France and Norway; label of fruit drink « Wonder Berry» (cowberry) — in Canada, USA, Ukraine, Germany, Denmark, UK, Sweden, France, Norway and Israel; label of fruit drink «Wonder Berry» (cranberry, bog-berry and blackberry) — in Canada, USA, Ukraine, Germany, Denmark, UK, Sweden, France and Norway; Chudo-yagoda (verbal) — in USA and Israel; «Wonder Berry» (verbal) — in Belgium, Luxemburg and Israel; label of fruit drink «Wonder Berry» (raspberry) — in Israel; label of fruit drink «Wonder Berry» (with a jug) — in Israel, and WBD FOODS OJSC will pay to ISSA Experimental Association OOO  a compensation in the amount of not less than 2,000,000 rubles 00 kopecks and not more than 2,150,000 rubles 00 kopecks (VAT inclusive).

1.2. Lianozovo Dairy OJSC (Lessor) shall grant to WBD FOODS OJSC (Lessee) for remuneration in temporary possession and use of automotive vehicles with the drivers with the provision of automotive vehicle maintenance (servicing), driving services, and operation.  The payments shall be made each month, and are to be determined as follows:

Price = (AM + GSM + FR + ZV + N) + PB (from 1 to 5%)  +  VAT,  where,  AM — Amortization, GSM — fuel and lubricants, FR — miscellaneous expenses (spare parts, maintenance and miscellaneous expenses on the automotive vehicles),  ZV — wages of the drivers with some extra charges (ESN, traumatism), N — taxes included in the expenses (transportation tax), PB — Profit

PB = (AM + GSM + FR + ZV + N) X (from 1 to 5) / 100, VAT (20%)

1.3. Lianozovo Dairy OJSC (Lessor) shall grant to WBD FOODS OJSC (Lessee) for remuneration in temporary possession and use the personal property (computers, furniture, and other office equipment used by the employees of WBD FOODS OJSC). The payments shall be made each month and are to be determined as follows: Price = AM + PB (from 1 to 5%) + VAT, where AM — Amortization, PB — Profit, PB = AM * (from 1 to 5) / 100, VAT (20%)

1.4. Lianozovo Dairy OJSC (Lessor) shall grant to WBD FOODS OJSC (Lessee) for remuneration in temporary possession and use of premises located at: Moscow, 16/15 Yauzsky bulvar, Moscow, 13, bld 2, Solyanka str. and the Lessee shall pay the monthly rent to be determined  as follows:

THE AMOUNT OF THE MONTHLY RENT  =  (AM +NZ + KP ) + PB (FROM 1 TO 5%) + VAT, WHERE AM — AMORTIZATION, NZ — RENT CHARGE FOR THE GROUND OR GROUND TAX, KP — MUNICIPAL PAYMENTS (HOT WATER SUPPLY, COLD WATER SUPPLY, HEATING, SEWERAGE), PB — PROFIT, PB = (AM + NZ + KP) * (FROM 1 TO 5) / 100, VAT (20%)

1.5. WBD Foods OJSC will guarantee to ING Bank on behalf of Tsaritsyno Dairy OJSC performance by latter of its liabilities under a credit agreement with ING Bank to the sum of the credit (3,000,000 USD) and interest thereon (beneficiary: Tsaritsyno Dairy OJSC);

1.6. WBD Foods OJSC will guarantee to CB Citibank ZAO on behalf of Kiev City Dairy No. 3 OJSC performance by the latter of its liabilities under a credit agreement with CB Citibank ZAO to the sum of the credit, 3,589,714 Euros (beneficiary: Kiev City Dairy No. 3OJSC);

1.7. WBD Foods OJSC will guarantee to CB Citibank ZAO on behalf of Siberian Milk OJSC performance by the latter of its liabilities under a credit agreement with CB Citibank ZAO to the sum of the credit, 3,639,957 Euros (beneficiary: Siberian Milk OJSC);

1.8. WBD FOODS OJSC   shall grant to the debtor (Fruit Rivers LLC) for up 3 (three) years a returnable (revolving) loan in rubles equivalent to US dollars under the following terms and conditions: the maximum amount of the current liability to WBD FOODS OJSC at any date shall not exceed the US dollar equivalent of

 99,882,700 (ninety-nine million eight hundred eighty-two thousand and seven hundred) (beneficiary — Fruit Rivers LLC).

2.  That a resolution to place bonds of the Company to the sum of 1,500,000,000 rubles (hereinafter the “Bonds”) be adopted.

     That the following characteristics and terms of placement and redemption of the Bonds be established:

1. Characteristics

Type of the securities: certificated interest-bearing nonconvertible bearer bonds, series 01.

Form of the securities: certificated bearer instrument with obligatory centralized storage.

The Bonds of the issue shall be certified by a single certificate. Separate certificates to bondholders are not provided.

The certificate is subject to centralized storage at the National Depository Center, which shall perform the functions of Depositary.

Nominal value of each security of the issue: 1,000 (one thousand) rubles.

Number of Bonds to be placed within the scope of the issue: 1,500,000 (one million five hundred thousand).

Total size of the issue: 1,500,000,000 (one billion five hundred million) rubles.

2. Terms of placement of Bonds of the first issue

A) Method of placement of the Bonds: open subscription

B) Placement dates

The start date of the bond placement shall be the sixth business day after the Company publishes in the newspaper Vedomosti an announcement of the placement of Bonds of the first issue, but no earlier than the first business day following the expiration of two weeks after the disclosure by the Company of information on the state registration of the bond issue. An announcement of the procedure for disclosure of information shall be published in Vedomosti after the state registration of the bond issue.

The end date of the bond placement shall be the earlier of the following two dates:

a)              the tenth business day following the start date of the placement;

b)             the date of placement of the last Bond of this issue (i.e., the first date as of which all Bonds of the issue will have been placed). At the same time, the end date of the bond placement cannot be later than one year after the date of approval of the resolution to issue the securities.

C) Procedure for placement of the Bonds

Placement of the Bonds shall be effected by means of purchase and sale transactions concluded using the trading and settlement system of Moscow Interbank Currency Exchange ZAO (“MICEX”). Transactions in conjunction with the bond placement shall be concluded by means of the satisfaction of bond buy/sell bids submitted in accordance with the rules of the Stock Market Section of MICEX.

An Underwriter—a professional participant in the securities market and member of the Stock Market Section of MICEX, acting in its own name but on behalf and at the expense of the Company—shall act as the Seller of the Bonds during the placement thereof.

The functions of Underwriter shall be performed by Troika Dialog Investment Company ZAO.

D) Procedure for determining the placement price of the Bonds

The placement price of one Bond of the issue shall be equal to the nominal value of the bond. Therewith, beginning from the second day of the bond placement, when a transaction for purchase of Bonds is completed the buyer shall also pay the accumulated coupon income on the bond (ACI), calculated using the following formula:

ACI = Nom * C1 * (T – T(0))/365*100%),

where

Nom = the nominal value of one Bond;

C1 = the interest rate of the 1st coupon in percent per annum;

T = the date of placement of the Bonds;

T(0) = the start date of the bond placement.

The ACI shall be calculated to a precision of one kopeck (rounded using mathematical rounding rules).

E) Form of payment

When purchased Bonds shall be paid for in ruble funds.

Payment for the Bonds shall be made in cashless form in the currency of the Russian Federation in accordance with settlement rules in the stock market section of MICEX.

3. Rights of owners of Bonds of the first issue and the procedure for granting thereof:

1. Bondholders shall be entitled to receive the nominal value of the Bonds at maturity.

2. Bondholders shall be entitled to receive coupon (interest) income in the form of a percentage of the nominal value of the Bonds.

3. In the event of the liquidation of the issuer, bondholders shall be entitled to receive the nominal value of the Bonds and the ACI in the order of priority established by applicable law of the Russian Federation.

4. Bondholders shall have the right to freely sell or otherwise alienate their Bonds upon the registration of the report on the results of the bond issue.

5. A bondholder shall be entitled to declare a Bond of this issue due and payable and to demand immediate repayment of the nominal value of the debt represented by the Bond in the following cases:

a)              the issuer announces its inability to fulfill financial obligations in relation to Bonds of this issue;

b)             the issuer fails to perform the obligation to pay the nominal value of Bonds of this issue at maturity, upon the expiration of 15 (fifteen) business days  the following the set maturity date;

c)              the issuer fails to promptly perform the obligation to pay coupon income on Bonds of this issue in accordance with the terms of the issue. In such case, the right to demand redemption of the Bonds shall arise upon the expiration of 15 (fifteen) business days following the date set for payment of the respective coupon income.

6. Bondholders shall also be entitled to demand early redemption of Bonds in the cases set forth in the Resolution to Issue Securities and the Prospectus.

7. Bondholders shall be entitled to exercise other rights provided by the legislation of the Russian Federation.

The Company undertakes to transfer promptly and in full to the payment agent for this bond issue the amounts necessary to fulfill the Company’s payment obligations toward bondholders pursuant to this resolution to issue securities.

All debt of the issuer in respect of the Bonds of this issue shall be legally equal and equally binding for performance.

If the Company fails to perform its obligations in respect of the Bonds, bondholders and/or nominee holders of the Bonds shall have the right to demand that the entity providing security for the bond issue perform obligations in respect of payment of the nominal value of the Bonds.

The entity providing security for this issue of Bonds is «Trading company WIMM-BILL-DANN» Closed Joint Stock Company.

4. For the purposes of securing the Bonds of the issue, the Company and «Trading company WIMM-BILL-DANN» Closed Joint Stock Company have entered into an agreement on provision of security to Wimm-Bill-Dann Foods Open Joint Stock Company in the amount of 1,500,000,000 (one billion five hundred million) rubles for purposes of the bond issue.

5. Income from the Bonds is coupon income (payable upon the expiration of each coupon period) in the form of a percentage of the nominal value of the Bonds.

The Bonds have six coupons.

The dates of the coupon payments are calculated according to the following formulas:

T1=T0+182, T2=T0+364, T3=T0+546, T4=T0+728, T5=T0+910, T6=T0+1092;

where

T0 = start date of the placement of Bonds of the issue, T1 = date of the 1st coupon payment, T2 = date of the 2nd coupon payment, T3 = date of the 3rd coupon payment, T4 = date of the 4th coupon payment, T5 = date of the 5th coupon payment, T6 = date of the 6th coupon payment;

The start date of the coupon (interest) period for the 1st coupon of the issue shall be the start date the bond placement. The start date of the coupon period for the 2nd coupon shall the payment date of the 1st coupon of the issue. The start date of the coupon period for the 3rd coupon shall be the payment date of the 2nd coupon of the issue. The start date of the coupon period for the 4th coupon shall be the payment date of the 3rd coupon of the issue. The start date of the coupon period for the 5th coupon shall be the payment date of the 4th coupon of the issue. The start date of the coupon period for the 6th coupon shall be the payment date of the 5th coupon of the issue.

The end date of each coupon period shall be the payment date of that coupon.

If the end date of a coupon period falls on a non-business day (regardless of whether such day is a government-mandated non-business day or a non-business day for settlement operations), payment of the due sum shall be made on the next business day. A bondholder shall not be entitled to demand interest or any other compensation for such delay in payment.

The amount payable on each coupon of a Bond shall be calculated using the following formula:

Kj = Cj*Nom*(T(j) – T(j – 1))/(365*100%),

where

j = number of the coupon period, j = 1, 2, 3, 4, 5, 6;

Kj = amount of the coupon payment for each Bond;

Nom = nominal value of one Bond;

Cj = interest rate of the jth coupon, in percent per annum;

T(j – 1) = start date of the jth coupon period;

T(j) = end date of the jth coupon period.

The amount payable on a coupon shall be calculated to a precision of one kopeck (rounded to the nearest whole number using mathematical rounding rules).

Payment of the nominal value of Bonds upon their maturity and payment of interest income on Bonds shall be made in monetary form in the currency of the Russian Federation.

a)              Procedure for determining the interest rate for the 1st coupon:

The interest rate for the 1st coupon shall be equal to the inflation amount for the corresponding one-year period, defined as the Consumer Price Index for Russia (“CPI”) calculated monthly by the RF State Statistics Committee (Goskomstat) in accordance with RF State Statistics Committee Resolution No. 23 of March 25, 2002 (“Resolution No. 23”), as a percentage relative to the same month of the preceding year, for the calendar month ending no later than 45 days before the start date of the bond placement, as a percentage relative to the same month of the preceding year, less 100%, and an inflation premium. The CPI value shall be published on the website of Troika Dialog Investment Company no later than 10 days before the start date of the bond placement. The inflation premium (in percent per annum) shall be determined by an auction held among potential buyers of the Bonds on the start date of the bond placement. Three business days before the auction to determine the inflation premium, members of the stock market section of Moscow Interbank Currency Exchange ZAO (“MICEX”) shall gather preliminary orders from potential buyers. Gathering of preliminary orders shall be concluded by the day of the auction. On the day of the auction, members of the stock market section of MICEX shall submit bids for the auction using the MICEX trading system both at their own expense and at the expense and on behalf of clients. The time of submission of bids for the competition shall be established by MICEX. The bids shall be sent by members of the stock market section of MICEX to the Underwriter with the following significant terms specified:

a.1)                             Purchase price: 100% of the nominal value;

a.2)                             Number of Bonds that the potential buyer wishes to acquire, if the issuer sets an inflation premium greater than or equal to the acceptable inflation premium specified in the order;

a.3)                             The acceptable inflation premium for the investor. “Acceptable inflation premium” means the inflation premium at which, if such premium were announced by the issuer, the potential investor would be prepared to buy the number of Bonds specified in the bid at a price of 100% of the nominal value of the Bonds. The acceptable inflation premium must be expressed in percent per annum to a precision of 1/100 (one-hundredth) of one percent;

a.4)                             Funds must be reserved in an amount sufficient to make full payment for the Bonds specified in the bids, including MICEX’s commission.

Bids in which one or more of the aforesaid significant terms do not conform to the requirements set forth in sections a.1–a.4 shall not be admitted to the auction to determine the inflation premium.

Upon the end of the bid submission period MICEX shall prepare a register of the bids received and deliver the register to the issuer or seller of the Bonds, in which capacity Troika Dialog Investment Company ZAO (location: 103009, Moscow, ul. Sadovaya-Triumfalnaya, d. 4/10; postal address: 103009, Moscow, Romanov pereulok, d. 4) (the “Underwriter”) shall act.

On the basis of an analysis of the bids submitted for the auction, the issuer shall adopt a resolution setting the inflation premium, calculate the rate of interest on the first coupon, and communicate the adopted resolution to the Underwriter and MICEX in writing.

The Underwriter shall publish a notice of the inflation premium and the interest rate for the first coupon, using the MICEX trading system by sending electronic messages to all members of the stock [market] section of MICEX.

After receiving notice of the inflation premium from the Company, the Underwriter shall conclude transactions by submitting counter-offers to bids in which the inflation premium is less than or equal to the inflation premium set by the Company.

b)             Procedure for determining the rate of interest on the 2nd, 3rd, 4th, 5th, and 6th coupons.

The rate of interest on the 2nd, 3rd, 4th, 5th, and 6th (C2, C3, C4, C5, and C6) shall be calculated from the level of inflation for the corresponding one-year period (as defined below). The level of inflation shall be determined on the basis of the Consumer Price Index for Russia calculated monthly by the RF State Statistics Committee in accordance with RF State Statistics Committee Resolution No. 23 of March 25, 2002 , as a percentage relative to the same month of the preceding year. The interest rate for each of the aforesaid coupons shall be done calculated using the following formula:

Cj = Premium + Inflation 12Mj,

where

Cj = the interest rate for the jth coupon in percent per annum, j = 2, 3, 4, 5, 6;

Premium = the inflation premium determined by the auction held among potential buyers of the Bonds on the start date of the bond placement, in percent per annum;

Inflation 12Mj =  the CPI calculated by the RF State Statistics Committee for the calendar month ending no later than 45 days before the start date of the jth coupon period, as a percentage relative to the same month of the preceding year, less 100%;

The CPI is provided by the RF State Statistics Committee upon request. The CPI shall be published on the website of Troika Dialog Investment Company no later than 10 days before the start of the respective coupon period.

If a negative value for Cj is obtained from the formula specified above, Cj shall be taken as equal to zero; if the obtained value of Cj is greater than 25%, Cj shall be taken as equal to 25%.

If, during the period of circulation of the Bonds, the official procedure for calculating the CPI and/or the normative act establishing the procedure for calculating the CPI is altered or the CPI is replaced by an index similar to the CPI with respect to its purposes, the interest rate for a coupon shall be determined using the CPI (or its similar replacement) calculated in accordance with normative acts in force at the time of its calculation.

If information on the CPI is not published by the RF State Statistics Committee and not published on the Internet website of Troika Dialog Investment Company by the date necessary to calculate the interest rate for a coupon (as set forth above), the value of Inflation 12Mj for that coupon shall be taken as equal to the value of Inflation 12Mj for the preceding coupon.

6. Terms of redemption and payment of interest

Form of redemption

Repayment of Bonds and payment of interest on Bonds shall be made in Russian Federation rubles in cashless form.

Terms and procedure for redemption of the Bonds, including maturity

Redemption period for Bonds of the issue.

Start date:

The start date of redemption of the Bonds shall be the 1092nd (one thousand ninety-second) day following the start date of the placement of Bonds of the issue.

End date:

The start date and end date of redemption of the Bonds coincide.

Terms and procedure for redemption:

The Bonds shall be redeemed at their nominal value by the Payment Agent on behalf of the Company (“Payment Agent”).

The Company undertakes to transfer promptly and in full to the Payment Agent for this bond issue the amounts necessary to fulfill payment obligations pursuant to this resolution to issue securities.

The Company may appoint additional payment agents and cancel such appointments. An official notice of such actions shall be published by the Company in the newspaper Vedomosti no later than 10 (ten) business days before the execution of such appointments or cancellations.

If the maturity date of the Bonds falls on a non-business day (regardless of whether such day is a government-mandated non-business day or a non-business day for settlement operations),payment of the due sum shall be made on the next business day. A bondholder shall not be entitled to demand interest or any other compensation for such delay in payment.

7. Percentage of Bonds that must be placed, failing which the issue will be deemed not to have taken place

No percentage is established.

8. Procedure for calculating accumulated coupon income during circulation of the Bonds.

At any time from the placement date until maturity of the issue, the accumulated coupon income (ACI) shall be calculated using the following formula:

ACI = Nom * C1 * (T – T(j – 1))/365*100%),

where

Nom = the nominal value of one Bond; j = 1, 2, 3, 4, 5, 6;

Cj = the interest rate of the jth coupon in percent per annum;

T(j – 1) = the start date of the jth coupon period;

T = the current date.

The ACI shall be calculated to a precision of one kopeck (rounded to the nearest whole number using mathematical rounding rules).

9. Possibility of acquisition of Bonds by the Company.

The Company has the right to acquire its own Bonds by means of contracts of sale concluded in accordance with RF legislation, including on the basis of public irrevocable offers made by the Company and published in mass media.

A resolution to acquire bonds, including on the basis of public irrevocable offers, shall be adopted by the Board of Directors. Such resolution must establish the terms, procedure, and dates of acquisition of the Bonds.

Bonds acquired by the Company may subsequently be released into circulation on the secondary market.

3. That an extraordinary general meeting of shareholders be called on the initiative of the Company’s Board of Directors.

That the following agenda of an extraordinary general meeting of shareholders be approved:

Concerning an increase of the charter capital of the Company by placement of additional ordinary registered shares of the Company by subscription.

Concerning approval of interested party transactions.

Concerning ratification of a new version of the bylaw “On the Board of Directors of WBD Foods OJSC” shall be added to the agenda.

That the following conditions and procedure for holding the extraordinary general meeting of shareholders of the Company be approved:

• Form of the meeting: remote voting;

• Deadline for receipt of ballot papers: January 31, 2003, by 24:00 Moscow time;

• Postal address to which completed ballot papers are to be sent: 109028, Russian Federation, Moscow, Yauzsky boulevard, d. 16/15, room 306.

That the date of compilation of the list of persons entitled to participate in the extraordinary general meeting of shareholders of the Company be set at December 16, 2002 (at the end of the registrar’s business day).

That the form and text of the ballot paper be approved.

That the text of the notice of the extraordinary general meeting of shareholders be approved.

That the following procedure for giving notice of the extraordinary general meeting of shareholders be established: no later than 20 days before the deadline for receipt of ballot papers, a notice of the extraordinary general meeting of shareholders of the Company shall be sent, by registered letter or delivery against signature, to each person specified in the list of persons entitled to participate in the general meeting of shareholders and also be published in the Wall Street Journal (New York, USA).

That ballot papers for voting on matters on the agenda and materials on the agenda matters be sent, along with the notice of the extraordinary general meeting of shareholders, by registered letter or delivery against signature, to each person specified in the list of persons entitled to participate in the general meeting of shareholders.

4. In order to accommodate personal requests and on solicitation of the Board Chairman be it resolved that:

•              Dubinin M.V.

•              Tamurka D.V.
shall cease being Board members

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Vladimir V. Preobrajensky
Name:	Vladimir V. Preobrajensky
Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:       December 30, 2002